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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

Streicher Mobile Fueling, Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
862924107
(CUSIP Number)
Damarie Cano
8567 Coral Way, #138
Miami, Florida 33155
(305) 228-3020
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 8, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	862924107

1	NAMES OF REPORTING PERSONS: Active Investors II, Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

NOT APPLICABLE

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Florida

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		236,380

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

236,380

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

236,380

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.25%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	862924107

1	NAMES OF REPORTING PERSONS: Active Investors III, Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

NOT APPLICABLE

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Florida

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		240,742

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

240,742

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

240,742

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.29%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	862924107

1	NAMES OF REPORTING PERSONS: Fundamental Management Corporation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

NOT APPLICABLE

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Florida

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		477,122

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

477,122

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

477,122

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.55%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

Item 1.	Security and Issuer.

This Amendment No. 5 supplements and amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on May 22, 2001, as amended by Amendment No. 1 to the Schedule 13D filed with the Commission on March 5, 2002, and Amendment No. 2 to the Schedule 13D filed with the Commission on March 18, 2004, and Amendment No. 3 filed with Commission on March 17, 2005, and Amendment No. 4 filed with the Commission on October 11, 2005 (collectively the “Filings”), and relates to the common stock, $.01 par value per share (the “Common Stock”), of Streicher Mobile Fueling, Inc., a Florida corporation (the “Issuer”). The principal executive offices of the Issuer are located at 800 W. Cypress Creek Road, Suite 580, Fort Lauderdale, Florida 33309.

Item 2.	Identity and Background.

This Amendment No. 5 to Schedule 13D is filed by each of Active Investors II, Ltd., a Florida limited partnership (“Active II”), Active Investors III, Ltd., a Florida limited partnership (“Active III”), and Fundamental Management Corporation, a Florida corporation (“Fundamental,“and together with Active II and Active III, the “Reporting Persons”). The principal business address for each of Active II, Active III and Fundamental is 8567 Coral Way, #138, Miami, Florida 33155. Information as to the identity and background of the executive officers, directors and control persons of Fundamental (collectively, the “Principals”) is set forth on Appendix A attached hereto which is incorporated by reference. Active II and Active III are private investment funds. Fundamental is the sole general partner of Active II and Active III, which is its principal business.

During the last five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the Principals, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The information contained in Item 3 of the Filings is hereby supplemented as follows:

On April 12, 2006, Active II sold 69,251 shares of Common Stock for $4.27. On April 18, 2006, Active II sold 30,749 shares of Common Stock and Active III sold 100,000 shares of Common Stock for $4.25 and $4.27, respectively. On November 8, 2005, Active II sold 93,300 shares of Common Stock and Active III sold 100,000 shares of Common Stock for $3.65 and $3.64, respectively. As dispositions of Common Stock, the foregoing trades did not involve the use of funds or other consideration to purchase securities of the Issuer.

Item 4.	Purpose of Transaction.

Active II and Active III disposed of the Common Stock for investment purposes.

In the ordinary course of their businesses, the Reporting Persons from time to time review the performance of their investments and consider possible strategies for enhancing value. As part of their ongoing review of their investments in the Common Stock, the Reporting Persons may explore from time to time in the future a variety of alternatives, including without limitation: (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present board of directors or management of the Issuer; (e) material changes in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaw or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above. There is no assurance that the Reporting Persons will develop any plans or proposals with respect to any of the foregoing matters. Any alternatives which the Reporting Persons may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions.

Item 5.	Interest in Securities of the Issuer.

Active II is the beneficial owner of 236,380 shares of Common Stock, which constitute 2.25% of the outstanding Common Stock of the Issuer. Active II has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 236,380 shares of Common Stock. Active II has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 0 shares of Common Stock.

Active III is the beneficial owner of 240,742 shares of Common Stock, which constitute 2.29% of the outstanding Common Stock of the Issuer. Active III has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 240,742 shares of Common Stock. Active III has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 0 shares of Common Stock.

Fundamental, in its capacity as the general partner of Active II and Active III, is the beneficial owner of 477,122 shares of Common Stock, which constitutes 4.55% of the outstanding Common Stock of the Issuer. Fundamental has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 477,122 shares of Common Stock. Fundamental has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 0 shares of Common Stock.

See Item 3 for a description of transactions in the class of securities reported that were effected during the past sixty days.

The Reporting Persons ceased to be the beneficial owner of more than 5% of Common Stock on April 18, 2006.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Fundamental is the sole general partner of Active II and Active III.

The Reporting Persons are no longer a group with C. Rodney O’Connor. The Reporting Persons and Mr. O’Connor have not in the past and will not in the future confer on certain collaborative transactions which may involve the adoption one or more of the alternatives described in Item 4.

None of the Reporting Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

1. Joint Filing Statement.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: May 31, 2006

ACTIVE INVESTORS II, LTD.
By:	Fundamental Management Corporation,
its General Partner

By:	/s/ Damarie Cano
Damarie Cano, Secretary and Treasurer

ACTIVE INVESTORS III, LTD.
By:	Fundamental Management Corporation,
its General Partner

By:	/s/ Damarie Cano
Damarie Cano, Secretary and Treasurer

FUNDAMENTAL MANAGEMENT CORPORATION
By:	/s/ Damarie Cano
Damarie Cano, Secretary and Treasurer

APPENDIX A
IDENTITY AND BACKGROUND OF
DIRECTORS AND EXECUTIVE OFFICERS
OF FUNDAMENTAL MANAGEMENT CORPORATION

Name and Position with Fundamental	Present Occupation or Employment and
Management Corp.	Business Address	Citizenship
Carl N. Singer President and Chief Executive Officer	President and Chief Executive Officer of Fundamental Management Corp. 3650 N. 36th Avenue Villa 36 Hollywood, Florida	U.S.A.
Demarie Cano Secretary and Treasurer	Secretary and Treasurer of Fundamental Management Corp. 8567 Coral Way #138 Miami, Florida 33155	U.S.A.
Robert Salisbury Director	Director of Fundamental Management Corp. 3252 Walter Travis Drive Sarasota, Florida 34240	U.S.A.
C. Rodney O’Connor Director	President of Cameron Associates, Inc. 1370 Avenue of the Americas Suite 902 New York, New York 10019	U.S.A.
Robert Picow Director	Chief Executive Officer of Cenuco, Inc. 7534 Isla Verde Way Del Ray Beach, Florida 33446	U.S.A.
Don Moore Director	Attorney 2901 S. Bayshore Drive Suite 17-G Coconut Grove, Florida 33133	U.S.A.

EXHIBIT
Joint Filing Agreement
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13D. This Joint Filing Agreement shall be included as an exhibit to such joint filing. In evidence thereof, each of the undersigned, being duly authorized, hereby execute this Agreement this 31st day of May, 2006.

ACTIVE INVESTORS II, LTD.
By:	Fundamental Management Corporation,
its General Partner

By:	/s/ Damarie Cano
Damarie Cano, Secretary and Treasurer

ACTIVE INVESTORS III, LTD.
By:	Fundamental Management Corporation,
its General Partner

By:	/s/ Damarie Cano
Damarie Cano, Secretary and Treasurer

FUNDAMENTAL MANAGEMENT CORPORATION
By:	/s/ Damarie Cano
Damarie Cano, Secretary and Treasurer